
May 6, 2022

Glenn W. Welling
Founder and Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660

> **Re: Quotient Technology Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A dated May 5, 2022**
> **Filed by Glenn W. Welling, Engaged Capital Flagship Master Fund, LP et. al**

Dear Mr. Welling:

We have reviewed your revised preliminary proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed May 5, 2022

Cover Page

1. We note footnote 1 indicating that Engaged Capital may file and disseminate a definitive proxy statement that will not include the information required by Items 1(a) and 6(b) of Schedule 14A. Refer to prior comment 1 of our letter dated April 22, 2022. Please advise how Engaged Capital intends to disseminate the referenced supplement that will be filed as revised definitive material and why it believes such method will satisfy its obligations to furnish such materials to each person solicited and from whom it obtains a proxy, as required by Exchange Act Rules 14a-3(a) and 14a-12(a)(2).

Proposal No. 2 Advisory Vote on Executive Compensation, page 24

2. Please provide support for the following statements or revise as appropriate to ensure that a reasonable basis exists for such claims:

    - "We believe the Compensation Committee was very flexible in its evaluation and

question whether this was the correct decision."
- "However, instead of relying on the actual GAAP results, the Compensation Committee used its discretion to increase the achieved revenue figure by $5 million to $526 million."
- "Had the Compensation Committee not adjusted the revenue figures, management would have missed hitting the threshold and would not have received any compensation under the AIP."
- Additionally, management was able to hit the threshold levels with the benefit of rounding performance figures."
- "...rather than rounding up to $41 million, the combined achievement would have been below the required 75% threshold and would not merit a payout."

3. Refer to the preceding comment. Such statements appear to suggest that Quotient manipulated its annual incentive plan bonus calculations through discretionary adjustments and rounding to arrive at a threshold payout. However, disclosure in Quotient's proxy statement indicates that the Company was required to change accounting methods during 2021 with respect to a portion of its offering, and such change reduced the amount that is characterized as "revenue." Refer to pages 66-67 of the Company's preliminary proxy statement which appears to indicate that the Compensation Committee adjusted the performance results to reflect the mid-year change in accounting methods by measuring the effect of the change in accounting methods on its reported revenue. Please advise or revise.

4. Refer to the following statement:

- "[W]e have concerns that the primary performance metric is gross margin dollars, *which could potentially allow management to be paid out for unprofitable growth or benefit from risky acquisitions which may increase gross margin dollars* but not create value for stockholders." (emphasis added)

The Company appears to have a two-metric plan, the second metric being a stock price modifier. Please refer to page 68 of the Company's preliminary proxy statement. Please revise the above statement to clarify that gross margin dollars is one metric in a two-metric calculation and supplement the disclosure to explain why, in light of such two-metric calculation, a reasonable basis still exists for making such assertion.

Proposal No. 4 Ratification of the Tax Benefits Preservation Plan, page 26

5. Disclosure states "[n]otwithstanding the Board's purported justification for adopting the NOL Pill (i.e. to protect against a *possible* limitation on the Company's ability to use its net operating losses ("NOLs") and certain other tax attributes to reduce potential future U.S. federal income tax obligations)..." (emphasis added). Please expand the disclosure to clarify why the disclosure uses the term "possible."

Please direct any questions to Perry Hindin at 202 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Ryan Nebel, Esq.